Exhibit 99.1

ATTUNITY REPORTS FOURTH QUARTER AND FULL YEAR 2016 RESULTS

22% REVENUE GROWTH FOR THE QUARTER

- - -

Burlington, MA – February 2, 2017 – Attunity Ltd. (NasdaqCM: ATTU), a leading provider of data integration and Big Data management software solutions, today reported its unaudited financial results for the three-month period and full year ended December 31, 2016.

"The fourth quarter delivered solid financial results, including 22% increase of revenue, compared to the same period in 2015, and positive cash flow. This growth was driven by several new customer engagements closed during the quarter, including two that are valued at more than $1 million each. These agreements represent just a portion of the demand that we believe exists in the market for our data integration solutions supporting customers' Hadoop and data lake environments," said Shimon Alon, Chairman and CEO of Attunity.

"In 2016, license revenue contributed from larger customer deals more than tripled to approximately $8 million, compared with $2.5 million for 2015. Being consistently selected by new, large global customers demonstrates our leadership position and growing market share. In addition, we believe these customers represent significant expansion opportunities to further grow future revenues. Considering this trend, we believe our addressable market is larger than a year ago and will only continue to grow, as the need for real-time Big Data analytics continues to play an increasingly important role for our target customers across the globe."

Recent Operational Highlights
•	Closed several large customer transactions for data lake initiatives including two worth over $1 million each

•	Closed enterprise data replication agreement worth over $1 million to replace incumbent competitive vendor

•	Extended OEM distribution agreement with Microsoft through 2017

•	Introduced new data warehouse automation solution for Amazon Redshift

•	Recognized in CIOReview Magazine's '20 Most Promising Data Integration Solution Providers 2016' List

Financial Highlights for Q4 2016, compared with Q4 2015
•	Total revenue was $15.6 million, compared with $12.8 million

•	Operating expenses were $15.4 million, compared with $12.6 million

•	Non-GAAP operating expenses were $14.0 million, compared with $12.5 million*

•	Net loss of $0.2 million, compared with net income of $0.4 million

•	Non-GAAP net income of $1.1 million, compared with non-GAAP net loss of $18,000*

•	Generated positive cash flow from operations of $0.3 million, compared with $0.7 million

Financial Highlights for FY 2016, compared with FY 2015
•	Total revenue was $54.5 million, compared with $48.2 million

•	Operating expenses were $65.9 million, compared with $50.7 million

•	Non-GAAP operating expenses were $54.6 million, compared with $45.2 million*

•	Net loss of $10.7 million, compared with net loss of $3.6 million

•	Non-GAAP net loss of $2.2 million, compared with non-GAAP net income of $1.4 million*

•	Cash used in operations of $0.8 million, compared with positive cash flow of $4.9 million

Big Data Management and Cloud Solutions

Attunity continued to build its market share in 2016, closing several large customer agreements, ranging from over a million dollars to several hundreds of thousands of dollars. These agreements were closed with customers across diverse group of industries and geographies, including a leading global manufacturer, a global multi-billion-dollar insurance company; a global payments processing leader; and a large medical claims processing company. We believe these wins also clearly demonstrate the value that Attunity's solutions provide to customers.

As an example, during the fourth quarter, Attunity was selected by a leading global manufacturing company due to the Attunity solution's unique ability to serve as a universal platform for the manufacturer's broad data ingestion and management needs. The customer's IT team plans to pull data from thousands of applications across a diverse set of data sources, including Oracle, Teradata and legacy mainframe, into its corporate data lake deployed in a hybrid cloud environment leveraging Hadoop as well as in-memory database technologies. Attunity collaborated with Big Data and Cloud partners, like Hortonworks, Cloudera and MapR, whose technologies were part of the overall solution to the customer. These collaborations, along with the superior integration provided by Attunity's universal product suite, led to the customer decision to select Attunity.

This manufacturing customer also purchased Attunity's Visibility solution to improve the cost efficiencies of its data management environment, further benefitting from our expanded product suite.

Another example of Attunity's success in bringing value to its customers includes a multi-billion-dollar insurance company that selected Attunity Replicate to provide real-time data feeds into its data lake. The customer uses the data lake as a single repository for their enterprise-wide reporting and analytics. They initially evaluated Attunity Replicate Express as a free trial solution. Then the customer selected Attunity Replicate for its high-scale production use. After experiencing how efficient and effective the solution is at ingesting data from various heterogeneous systems into a Hadoop platform, they purchased the Attunity solution, while noting its automation, real-time capabilities and ease of use as key advantages.

It is customer engagements such as these two that are helping Attunity gain recognition across the industry as a leading provider of award-winning data integration and Big Data management software solutions.  The Company's product suite provides data replication and ingest with real-time change data capture (CDC), data warehouse automation, data usage analytics, data connectivity, cloud data delivery, and test data management.

Attunity is stepping further into the SAP market, the largest in the ERP industry, with the recent launch of Replicate for SAP. This solution offers a unique value to the SAP market and strengthens Attunity's differentiation with an application-level replication that its traditional competition does not offer. We believe Attunity Replicate for SAP had positive market feedback almost immediately following its market introduction, with the first customer engagement closed in under three months from launch and we are looking forward to ramping up additional customer sales for Replicate for SAP in 2017.

Looking ahead, the cloud continues to provide exciting new growth opportunities as we see enterprises looking to migrate databases to cloud platforms, and leverage the cloud to analyze their data. These needs require an efficient and reliable way to move data from customers' data centers. We believe that Attunity is well positioned to accommodate this growing need with the Company's innovative leading global OEMs and partners, such as Amazon Web Services (AWS), Microsoft and Google.

 Financial Results for Q4 2016

Total revenue for the fourth quarter of 2016 increased 22% to $15.6 million, compared with $12.8 million for the same period in 2015. This includes license revenue of $8.8 million, which increased 21% compared with $7.2 million for the same period in 2015, and maintenance and service revenue, which grew 22% to $6.8 million, compared with $5.6 million for the same period in 2015.

Operating expenses for the fourth quarter of 2016 increased 22% to $15.4 million, compared with $12.6 million for the same period in 2015.

Non-GAAP operating expenses for the fourth quarter of 2016 increased 12% to $14.0 million, compared with $12.5 million for the fourth quarter of 2015. The Non-GAAP operating expenses in the fourth quarter of 2016 exclude an approximately $1.4 million in expenses and amortization associated with acquisitions and equity-based compensation expenses. This is compared with (1) $2.2 million in adjustments, expenses and amortization associated with acquisitions and equity-based compensation expenses, and (2) a one-time gain of $1.9 million for the previously accrued earn-out payment to former Appfluent shareholders, as a result of Appfluent not meeting estimated earn-out milestones, for the same period in 2015.*

Operating income for the fourth quarter of 2016 remained constant at $0.2 million, compared with the same period in 2015.

Non-GAAP operating income was $1.6 million for the fourth quarter of 2016, compared with operating income of $0.5 million for the fourth quarter of 2015. Non-GAAP operating income for the fourth quarter of 2016 excludes a total of $1.4 million in expenses and amortization associated with acquisitions and equity-based compensation expenses. This is compared with (1) $2.3 million in adjustments, expenses and amortization associated with acquisitions and equity-based compensation expenses, and (2) a one-time gain of $1.9 million for the previously accrued earn-out  payment to former Appfluent shareholders, as a result of Appfluent not meeting estimated earn-out milestones, for the same period in 2015.*

Net loss for the fourth quarter of 2016 was $0.2 million, or ($0.01) per diluted share, compared with a net income of $0.4 million, or $0.02 per diluted share, in the fourth quarter of 2015.

Non-GAAP net income for the fourth quarter of 2016 was $1.1 million, or $0.06 per diluted share, compared with non-GAAP net loss of $18,000, or ($0.00) per diluted share, for the same period in 2015. Non-GAAP net loss for the fourth quarter of 2016 excludes approximately $1.3 million primarily in expenses and amortization associated with acquisitions and equity-based compensation expenses, compared with approximately (1) $1.6 million primarily in adjustments, expenses and amortization associated with acquisitions, equity-based compensation expenses, and non-cash tax benefits, and (2) a one-time gain of $1.9 million for the previously accrued earn-out  payment to former Appfluent shareholders, as a result of Appfluent not meeting estimated earn-out milestones, for the same period in 2015.*

Cash and cash equivalents were $9.2 million as of December 31, 2016, compared with $8.9 million as of September 30, 2016. During the fourth quarter of 2016 we generated positive cash flow from operations of $0.3 million, compared with $0.7 million for the same period in 2015.

Shareholders' equity as of December 31, 2016 increased to $32.6 million, compared with $31.8 million as of September 30, 2016.

Financial Results for Full Year 2016
Total revenue for the full year ended December 31, 2016 increased 13% to $54.5 million, compared with $48.2 million for 2015. This includes an 8% increase in license revenues for 2016 to $28.7 million, compared with $26.6 million for 2015. It also includes maintenance and service revenue, which grew 20% to $25.8 million compared with $21.6 million for 2015.

Operating expenses for 2016 increased 30% to $65.9 million, compared with $50.7 million in 2015. The increase in operating expenses is primarily due to (1) an approximately $4.1 million charge for partial impairment of acquired intangible assets associated with the Appfluent acquisition, (2) a one-time gain of $1.9 million recorded in 2015 for the previously accrued earn-out  payment to former Appfluent shareholders, (3) an increase of $5.7 million in selling and marketing expenses primarily as a result of (i) increased headcount in sales and marketing teams, including new hires of sales engineers to support the sales process of larger scale and enterprise-wide implementations, and (ii) increased commissions due to higher revenues, (4) an increase of $2.2 million in R&D costs primarily due to new hires and salary updates, and (5) an increase of $1.5 million in cost of revenues due to an increase in professional services and support personnel.

Non-GAAP operating expenses for 2016 increased 21% to $54.6 million, compared with $45.2 million for 2015. The Non-GAAP operating expenses for 2016 exclude an approximately a total of $11.2 million in expenses and amortization associated with acquisitions, impairment charges and equity-based compensation expenses, compared with (1) $7.5 million in expenses and amortization associated with acquisitions, equity-based compensation expenses, and (2) a one-time gain of $1.9 million for the previously accrued earn-out payment to former Appfluent shareholders in 2015.*

Operating loss for 2016 was $11.4 million, compared with an operating loss of $2.5 million in 2015.

•	The operating expenses in 2016 include an approximately $4.1 million charge for partial impairment of acquired intangible assets associated with the Appfluent acquisition.

•	The operating expenses in 2015 include a one-time gain of $1.9 million for the previously accrued earn-out payment to former Appfluent shareholders.

Non-GAAP operating loss was $0.1 million for 2016, compared with operating income of $3.7 million in 2015. Non-GAAP operating income for 2016 excludes a total of $11.3 million in expenses and amortization associated with acquisitions, impairment charges and equity-based compensation expenses, compared with (1) $8.2 million in expenses and amortization associated with acquisitions, equity-based compensation expenses, and (2) a one-time gain of $1.9 million for the previously accrued earn-out payment to former Appfluent shareholders in 2015.*

Net loss for 2016 was $10.7 million, or ($0.64) per diluted share, compared with $3.6 million, or ($0.22) per diluted share, in 2015.

Non-GAAP net loss for 2016 was $2.2 million, or ($0.13) per diluted share, compared with non-GAAP net income of $1.4 million, or 0.09 per diluted share, in 2015. Non-GAAP net income for 2016 excludes a total of $8.5 million in expenses and amortization associated with acquisitions, impairment charge, equity-based compensation expenses and non-cash tax benefits, compared with (1) $7.1 million in expenses and amortization associated with acquisitions, equity-based compensation expenses and non-cash tax benefits, and (2) a one-time gain of $1.9 million for the previously accrued earn-out payment to former Appfluent shareholders in 2015.*

Cash and cash equivalents were $9.2 million as of December 31, 2016, compared with $12.5 million as of December 31, 2015. This decrease is mainly attributable to a final earn-out payment of $1.9 million to former Hayes Technology Group shareholders.

Shareholders' equity as of December 31, 2016 decreased to $32.6 million, compared with $38.3 million as of December 31, 2015.

Outlook for Full Year 2017
The Company expects revenue to increase to between approximately $62 and $65 million for 2017.  Additionally, the Company expects non-GAAP operating margin to range between 5% and 8%.

Financial Reconciliation to non-GAAP figures for 2017 Outlook:

	From	To
GAAP Operating Loss Margin	(3)%	0%
Equity-based compensation	(6)%	(6)%
Amortization and other adjustments – related acquisitions	(2)%	(2)%
Non-GAAP Operating Profit margin (1)	5%	8%

(1) Non-GAAP Operating Profit Margin is calculated by dividing the non-GAAP Operating Profit by the total non-GAAP revenues for the period.

These estimates for 2017 reflect the Company's current and preliminary views, which is subject to change (see below under "Safe Harbor Statement"). The Company clarified that it does not expect to provide or update guidance more often than on an annual basis.

 * See "Use of Non-GAAP Financial Information" below for more information regarding Attunity's use of Non-GAAP financial measures.

Conference Call and Webcast Information

The Company will host a conference call with the investment community on Thursday, February 2nd at 8:30 a.m. Eastern Time featuring remarks by Shimon Alon, Chairman and CEO of Attunity, and Dror Harel-Elkayam, CFO of Attunity. The dial-in numbers for the conference call are +1-888-438-5535 (U.S. Toll Free), +1 80 924 5906 (Israel), or +1-719-325-2244 (International). All dial-in participants must use the following code to access the call: 1042718.

Please call at least five minutes before the scheduled start time.  The conference call will also be available via webcast, which can be accessed through the Investor Relations section of Attunity's website, ir.attunity.com.  Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast.

For interested individuals unable to join the conference call, a replay of the call will be available through February 16, 2017, at +1-844-512-2921 (U.S. Toll Free) or 1-412-317-6671 (International). Participants must use the following code to access the replay of the call: 1042718. The online archive of the webcast will be available on ir.attunity.com/events.cfm for 30 days following the call.

About Attunity
Attunity is a leading provider of Big Data management software solutions that enable access, management, sharing and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication and distribution, test data management, change data capture (CDC), data connectivity,  enterprise file replication (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics, and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for over 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and Hewlett Packard Enterprise. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our blog and join our community on Twitter, Facebook, LinkedIn and YouTube.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income (loss), operating income (loss), and diluted net income (loss) per share, which are adjusted from results based on GAAP to exclude expenses, amortization and impairment charges associated with the acquisitions, gain from a reversal of previously accrued milestone-based   payments, stock-based compensation expenses in accordance with ASC 718, non-cash financial expenses such as the effect of a revaluation of liabilities presented at fair value and accretion of payment obligations, and tax benefits related to non-GAAP adjustments. Attunity's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. For further details, see the Reconciliation of Supplemental Non-GAAP Financial Information table later in this press release.

Important Note: Attunity is not responsible for the awards mentioned in this press release or the entities that award them.

Safe Harbor Statement
This press release contains forward-looking statements, including statements regarding the anticipated features and benefits of Replicate Solutions, within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we say that we are on the right path towards driving solid long-term growth or when we provide our outlook for 2017, we are using forward-looking statements. In addition, announced results for the fourth quarter and full year ended December 31, 2016 are preliminary, unaudited and subject to audit adjustment. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to: our history of operating losses and ability to achieve profitability; our reliance on strategic relationships with our distributors, OEM, VAR and "go-to-market" and other business partners, and on our other significant customers; our ability to manage our growth effectively; acquisitions, including costs and difficulties related to integration of acquired businesses and possible impairment charges; our ability to expand our business into the SAP market and the success of our Gold Client offering; timely availability and customer acceptance of Attunity's new and existing products, including Attunity Compose and Attunity Visibility; fluctuations in our quarterly operating results, which may not necessarily be indicative of future periods; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism as well as cyber-attacks; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

© 2017 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Garth Russell / Allison Soss
KCSA Strategic Communications
P: + 1 212-682-6300
grussell@kcsa.com   / asoss@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
P: +972 9-899-3000
dror.elkayam@attunity.com

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

UNAUDITED

U.S. DOLLARS IN THOUSANDS

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2016	2015
	Unaudited	Unaudited
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$9,166	$12,522
Trade receivables (net of allowance for doubtful accounts of $15 at December 31, 2016 and December 31, 2015 )	7,031	4,524
Other accounts receivable and prepaid expenses	663	639

Total current assets	16,860	17,685

LONG-TERM ASSETS:
Other assets	2,403	584
Severance pay fund	3,770	3,513
Property and equipment, net	1,214	1,260
Intangible assets, net	2,778	9,272
Goodwill	30,929	30,844
Total long-term assets	41,094	45,473

Total assets	$57,954	$63,158

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data
	December 31,	December 31,
	2016	2015
	Unaudited	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Trade payables	$375	$664
Payment obligation related to acquisitions	271	2,204
Deferred revenues	10,676	9,354
Employees and payroll accruals	4,741	4,012
Accrued expenses and other current liabilities	2,021	1,248
Total current liabilities	18,084	17,482

LONG-TERM LIABILITIES:
Other liabilities	277	318
Deferred revenues	1,438	1,348
Liability presented at fair value	512	719
Payment obligation related to acquisitions	-	254
Accrued severance pay	5,027	4,746
Total long-term liabilities	7,254	7,385

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -	1,921	1,876
Authorized: 32,500,000 shares at December 31, 2016 and December 31, 2015; Issued and outstanding: 16,841,238 shares at December 31, 2016 and 16,406,243 shares at December 31, 2015
Additional paid-in capital	149,685	144,836
Accumulated other comprehensive loss	(1,013)	(1,137)
Accumulated deficit	(117,977)	(107,284)
Total shareholders' equity	32,616	38,291

Total liabilities and shareholders' equity	$57,954	$63,158

CONDENSED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015
	Unaudited		Unaudited
Revenues:
Software licenses	8,791	7,240	28,653	26,568
Maintenance and services	6,779	5,574	25,841	21,600
Total revenue	15,570	12,814	54,494	48,168
Operating expenses:
Cost of revenues	2,109	2,123	8,780	7,278
Research and development	3,207	3,156	13,283	11,139
Selling and marketing	9,065	6,235	35,089	27,381
General and administrative	993	1,070	4,594	4,857
Impairment of acquisition-related intangible assets	-	-	4,122	-
Total operating expenses	15,374	12,584	65,868	50,655

Operating (loss) income	196	230	(11,374)	(2,487)
Financial (expenses) income, net	(59)	168	(54)	(576)
Income (loss) before income taxes	137	398	(11,428)	(3,063)
Income tax benefit (taxes on income)	(382)	25	735	(546)
Net (loss) profit	(245)	423	(10,693)	(3,609)
Basic and diluted net (loss) income per share	(0.01)	0.03	(0.64)	(0.22)
Weighted average number of shares used in computing basic net (loss) income per share	16,818	16,503	16,739	16,183

Diluted net income (loss) income per share	(0.01)	0.02	(0.64)	(0.22)

Weighted average number of shares used in computing diluted net (loss) income per share	16,818	17,123	16,739	16,183

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2016	2015
	Unaudited
Cash flows activities:
Net loss	(10,693)	(3,609)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	493	411
Stock based compensation	4,250	3,329
Impairment of intangible assets	4,122	-
Amortization of intangible assets	2,372	2,862
Accretion of payment obligation	(8)	477
Changes in fair value of payment obligation	35	(2,067)
Change in:
Accrued severance pay, net	24	184
Trade receivables	(2,544)	1,512
Other accounts receivable and prepaid expenses	(29)	(364)
Other long term assets	14	(174)
Trade payables	(279)	343
Deferred revenues	1,570	2,533
Employees and payroll accruals	1,101	635
Accrued expenses and other current liabilities	594	(202)
Liabilities presented at fair value and other long term liabilities	(185)	(91)
Tax benefit related to exercise of stock options	171	(218)
Change in deferred taxes, net	(1,833)	(641)
Net cash provided by (used in) operating activities	(825)	4,920
Cash flows from investing activities:
Purchase of property and equipment	(456)	(625)
Decrease of restricted cash	-	430
Cash paid in connection with acquisition, net of acquired cash	-	(10,402)
Net cash used in investing activities	(456)	(10,597)
Cash flows from financing activities:
Proceeds from exercise of warrants and options	289	1,164
Payment of contingent consideration	(1,990)	(2,054)
Tax benefit related to exercise of stock options	(171)	218
Net used in financing activities	(1,872)	(672)
Foreign currency translation adjustments on cash and cash equivalents	(203)	(88)
Decrease in cash and cash equivalents	(3,356)	(6,437)
Cash and cash equivalents at the beginning of the year	12,522	18,959
Cash and cash equivalents at the end of the year	9,166	$12,522
Supplemental disclosure of cash flow activities:
Cash paid during the year for taxes	653	1,558
Supplemental disclosure of non-cash investing and financing activities:
Issuance of shares related to acquisition	224	6,600

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. dollars in thousands, except share and per share data

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
	Unaudited		Unaudited
GAAP revenues	15,570	12,814	54,494	48,168
Valuation adjustment on acquired deferred service revenue	8	155	43	741
Non-GAAP revenues	15,578	12,969	54,537	48,909
GAAP cost of revenue	2,109	2,123	8,780	7,278
Amortization of acquired intangible assets	385	696	2,143	2,518
Cost of revenue adjustment (1)	26	-	148	-
Non-GAAP cost of revenue	1,698	1,427	6,489	4,760

GAAP operating expenses	15,374	12,584	65,868	50,655
Cost of revenues (1)	26	-	148	-
Research and development (1) (2)	266	362	1,210	1,028
Sales and marketing (1) (2)	448	(1,252)	2,379	269
General and administrative (1) (2)	254	220	993	1,282
Amortization of acquired intangible assets	424	789	2,372	2,862
Impairment of acquisition-related intangible assets	-	-	4,122	-
Non-GAAP operating expenses	13,956	12,465	54,644	45,214

GAAP Financial (expense) income net	(59)	168	(54)	(576)
Revaluation of liabilities presented at fair value	6	(362)	(207)	(187)
Accretion of payment obligations	(6)	96	(8)	474

Non-GAAP Financial expense net	(59)	(98)	(269)	(289)

GAAP income tax benefit (taxes on income)	(382)	25	735	(546)
Tax benefits related to non-GAAP adjustments	(84)	(449)	(2,587)	(1,416)
Non-GAAP taxes on income	(466)	(424)	(1,852)	(1,962)

GAAP net (loss) profit	(245)	423	(10,693)	(3,609)
Valuation adjustment on acquired deferred revenue	8	155	43	741
Amortization of acquired intangible assets	424	789	2,372	2,862
Impairment of acquisition-related intangible assets	-	-	4,122	-
Acquisition related expenses	-	(1,665)	779	(248)
Stock-based compensation	994	995	3,951	2,827
Revaluation of liabilities presented at fair value	6	(362)	(207)	(187)
Accretion of payment obligations	(6)	96	(8)	474
Tax benefits related to non-GAAP adjustments	(84)	(449)	(2,587)	(1,416)
Non-GAAP net (loss) profit	1,097	(18)	(2,228)	1,444

GAAP diluted net income (loss) per share	(0.01)	0.02	(0.64)	(0.22)
Non-GAAP diluted net income (loss) per share	0.06	(0.00)	(0.13)	0.09
shares used in computing GAAP diluted net income (loss) per share	16,818	17,123	16,739	16,183
shares used in computing Non-GAAP diluted net income (loss) per share	17,438	16,503	16,739	16,982

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION (Cont.)

(1) Stock-based compensation expenses (*):
	Three months ended December 31,		Year Ended December 31,
	2016	2015	2016	2015
	Unaudited		Unaudited
Cost of revenues	26	-	148	-
Research and development	266	262	1,024	714
Sales and marketing	448	513	1,786	1,392
General and administrative	254	220	993	721
	994	995	3,951	2,827
(*) Retention bonus paid in Attunity shares constitute part of (2) below

(2) Acquisition related expenses:
Research and development	-	100	186	314
Sales and marketing	-	(1,765)	593	(1,123)
General and administrative	-	-	-	561
	-	(1,665)	779	(248)